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                                  July 29, 1999



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

                        Re: Withdrawal of Registration Statement on Form 8-A File No. 1-14983
                              ------------------------------------------------

Ladies and Gentlemen:

         Interstate Hotels Corporation hereby requests that the above-referenced Registration Statement filed on May 3, 1999 be withdrawn effective immediately. The Registration Statement was filed pursuant to Section 12(b) of the Securities Exchange Act of 1934 at a time when it was contemplated that the Interstate shares would be listed on the New York Stock Exchange. Following the filing of the Registration Statement, it was determined that the Interstate shares would be quoted on the Nasdaq market, and a second Registration Statement on Form 8-A was then filed on June 3, 1999 pursuant to Section 12(g) and became effective on June 8, 1999. Accordingly, the previously filed Registration Statement must be withdrawn.

         If you have any questions regarding this matter, please contact Kris D. Drefke at Jones, Day, Reavis & Pogue, counsel for Interstate, at (202) 879-5432.

                                         Very truly yours,

                                         /s/  J. WILLIAM RICHARDSON

                                         J. William Richardson,
                                         Vice Chairman and
                                         Chief Financial Officer


cc:      Kris D. Drefke, Esq.
         Patricia Shearer, Esq.